GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES UPDATE ON DIVESTITURE OF
INTERNATIONAL PLAYTHINGS SUBSIDIARY AND
DELAY IN FILING ANNUAL REPORT

Hong Kong - June 27, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced that an initial exclusive period previously granted to a potential purchaser of its subsidiary, International Playthings, Inc. (“IPI”), to present a binding offer to purchase IPI has been terminated. The Board is entering into non-exclusive discussions with a number of potential buyers for IPI with a view to completing a sale in the next few months.

The Company also announced it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2007 within the prescribed time period because, as previously disclosed, the Company is in the process of liquidating its subsidiary, Hua Yang Printing Holdings Co., Ltd. (“Hua Yang”) and has filed a winding up petition with respect to such subsidiary with the High Court of Hong Kong. Consequently, financial statements for Hua Yang are not available and BDO McCabe Lo Limited, the Company’s independent accounting firm, is unable to complete its audit of the Company’s consolidated financial statements, of which the financial statements of Hua Yang form a significant part. The Company is unable to determine at this time when it will be able to file such report.

About Grand Toys International Limited:
Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

Grand Toys International Limited

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.